SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

          INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (the "Act")


                        Classic Communications, Inc.
           ------------------------------------------------------
                              (Name of Issuer)

           Class A Voting Common Stock, $0.01 par value per share
           ------------------------------------------------------
                      (Title of Class and Securities)

                                182728-20-4
           ------------------------------------------------------
                               (CUSIP Number)



   Check the appropriate box to designate the rule pursuant to which this
   Schedule is filed:

      (   )  Rule 13d-1(b)

      (   )  Rule 13d-1(c)

      ( X )  Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



   CUSIP # 182728-20-4              Schedule 13G
   -------------------------------------------------------------------------
      (1)  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Brera Capital Partners Limited Partnership
   -------------------------------------------------------------------------
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
           (a)  (   )
           (b)  ( X ) Joint filing pursuant to Rule 13d-1(k)(1)
   -------------------------------------------------------------------------
      (3)  SEC USE ONLY

   -------------------------------------------------------------------------
      (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
   -------------------------------------------------------------------------
                                     (5)  SOLE VOTING POWER
            NUMBER OF                     6,490,734 (See response to Item 4)
             SHARES                  ---------------------------------------
          BENEFICIALLY               (6)  SHARED VOTING POWER
            OWNED BY                          0
              EACH                   ---------------------------------------
            REPORTING                (7)  SOLE DISPOSITIVE POWER
             PERSON                       6,490,734 (See response to Item 4)
              WITH                   ---------------------------------------
                                     (8)  SHARED DISPOSITIVE POWER
                                              0
   -------------------------------------------------------------------------
      (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,490,734 (See response to Item 4)
   -------------------------------------------------------------------------
      (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES*                                      (  )

   -------------------------------------------------------------------------
      (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                76.8%  (See response to Item 4)
   -------------------------------------------------------------------------
      (12) TYPE OF REPORTING PERSON*

                PN
   -------------------------------------------------------------------------




   CUSIP # 182728-20-4              Schedule 13G
   -------------------------------------------------------------------------
      (1)  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Alberto Cribiore
   -------------------------------------------------------------------------
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
           (a)  (   )
           (b)  ( X ) Joint filing pursuant to Rule 13d-1(k)(1)
   -------------------------------------------------------------------------
      (3)  SEC USE ONLY

   -------------------------------------------------------------------------
      (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
   -------------------------------------------------------------------------
                                     (5)  SOLE VOTING POWER
            NUMBER OF                          0
             SHARES                  ---------------------------------------
          BENEFICIALLY               (6)  SHARED VOTING POWER
            OWNED BY                      6,490,734 (See response to Item 4)
              EACH                   ---------------------------------------
            REPORTING                (7)  SOLE DISPOSITIVE POWER
             PERSON                            0
              WITH                   ---------------------------------------
                                     (8)  SHARED DISPOSITIVE POWER
                                          6,490,734 (See response to Item 4)
   -------------------------------------------------------------------------
      (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                6,490,734 (See response to Item 4)
   -------------------------------------------------------------------------
      (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES*                                      (  )

   -------------------------------------------------------------------------
      (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                76.8%  (See response to Item 4)
   -------------------------------------------------------------------------
      (12) TYPE OF REPORTING PERSON*

                IN
   -------------------------------------------------------------------------




   CUSIP # 182728-20-4             Schedule 13G
   -------------------------------------------------------------------------
      (1)  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Lisa Hook
   -------------------------------------------------------------------------
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
           (a)  (   )
           (b)  ( X ) Joint filing pursuant to Rule 13d-1(k)(1)
   -------------------------------------------------------------------------
      (3)  SEC USE ONLY

   -------------------------------------------------------------------------
      (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
   -------------------------------------------------------------------------
                                     (5)  SOLE VOTING POWER
            NUMBER OF                         0
             SHARES                  ---------------------------------------
          BENEFICIALLY               (6)  SHARED VOTING POWER
            OWNED BY                      6,490,734 (See response to Item 4)
              EACH                   ---------------------------------------
            REPORTING                (7)  SOLE DISPOSITIVE POWER
             PERSON                           0
              WITH                   ---------------------------------------
                                     (8)  SHARED DISPOSITIVE POWER
                                          6,490,734 (See response to Item 4)
   -------------------------------------------------------------------------
      (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                6,490,734 (See response to Item 4)
   -------------------------------------------------------------------------
      (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES*                                      (  )

   -------------------------------------------------------------------------
      (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                76.8%  (See response to Item 4)
   -------------------------------------------------------------------------
      (12) TYPE OF REPORTING PERSON*

                IN
   -------------------------------------------------------------------------



   CUSIP # 182728-20-4          Schedule 13G
   -------------------------------------------------------------------------
      (1)  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                David Webb
   -------------------------------------------------------------------------
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
           (a)  (   )
           (b)  ( X ) Joint filing pursuant to Rule 13d-1(k)(1)
   -------------------------------------------------------------------------
      (3)  SEC USE ONLY

   -------------------------------------------------------------------------
      (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
   -------------------------------------------------------------------------
                                     (5)  SOLE VOTING POWER
            NUMBER OF                          0
             SHARES                  ---------------------------------------
          BENEFICIALLY               (6)  SHARED VOTING POWER
            OWNED BY                      6,490,734 (See response to Item 4)
              EACH                   ---------------------------------------
            REPORTING                (7)  SOLE DISPOSITIVE POWER
             PERSON                           0
              WITH                   ---------------------------------------
                                     (8)  SHARED DISPOSITIVE POWER
                                          6,490,734 (See response to Item 4)
   -------------------------------------------------------------------------
      (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                6,490,734 (See response to Item 4)
   -------------------------------------------------------------------------
      (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES*                                      (  )

   -------------------------------------------------------------------------
      (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                76.8%  (See response to Item 4)
   -------------------------------------------------------------------------
      (12) TYPE OF REPORTING PERSON*

                IN
   -------------------------------------------------------------------------




      Item 1(a).     Name of Issuer:

                     Classic Communications, Inc.

      Item 1(b).     Address of Issuer's Principal Executive Offices:

                     515 Congress Avenue, Suite 2626
                     Austin, Texas  78701

      Item 2(a).     Name of Person Filing:

                     This Schedule 13G is being filed on behalf of all of the following Reporting Persons, pursuant to the Agreement attached hereto as Exhibit 1:

                     (1)  Brera Capital Partners Limited Partnership ("Brera")
                     (2)  Alberto Cribiore
                     (3)  Lisa Hook
                     (4)  David Webb

      Item 2(b).     Address of Principal Business Office or, if None,
                     Residence:
                          712 Fifth Avenue, 34th Floor
                          New York, NY 10019

      Item 2(c).     Citizenship:

                     (1)  Brera - Delaware
                     (2)  Alberto Cribiore - United States
                     (3)  Lisa Hook - United States
                     (4)  David Webb - United States

      Item 2(d).     Title of Class of Securities:

                     Class A Voting Common Stock, $0.01 par value per share ("Common Stock") (See response to Item 4)

      Item 2(e).     CUSIP Number:

                     182728-20-4

      Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                     (a) [ ] Broker or dealer registered under Section 15 of the Act;

                     (b)  [ ]  Bank as defined in Section 3(a)(6) of the
                          Act;

                     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

                     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

                     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;

                     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

                     (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G); see Item 7,

                     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                     (j)  [ ]  Group, in accordance with Rule 13d-
                          1(b)(1)(ii)(H).

      Item 4.        Ownership.

                     Reference is made to Items 5-11 on the cover sheet for each of the Reporting Persons filing this Schedule 13G.

                     The Reporting Persons own Class B common stock, which is convertible into shares of Class A common stock. Class B common stock is entitled to ten votes per share, whereas Class A common stock is entitled to one vote per share.

                     Brera, of which Alberto Cribiore, Lisa Hook and David Webb are principals, is the beneficial owner of the shares of Classic Communications, Inc. represented in this Schedule 13G. Messrs. Cribiore and Webb and Ms. Hook are joining in this Schedule 13G because, as a result of their positions as Principals of Brera, they could be deemed to have voting and/or investment power with respect to the shares beneficially owned by Brera. Neither the filing of this joint Schedule 13G nor any information contained herein shall be construed as an admission by Messrs. Cribiore and Webb and Ms. Hook of their control or power to influence the control of Brera.

        Item 5.        Ownership of Five Percent or Less of a Class.

                     N/A

      Item 6.        Ownership of More than Five Percent on Behalf of
                     Another Person.

                     N/A

      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                     N/A

      Item 8.        Identification and Classification of Members of the
                     Group.

                     N/A

      Item 9.        Notice of Dissolution of Group.

                     N/A

      Item 10.       Certification.

                     N/A




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 DATE:     February 14, 2000

                                      BRERA CAPITAL PARTNERS LIMITED
                                      PARTNERSHIP

                                      By:  /s/Lisa A. Hook, as authorized
                                           signatory for BCP Investors, LLC,
                                           general partner of Brera Capital
                                           Partners Limited Partneship

                                           ---------------------------------
                                           Lisa Hook, Principal


                                           /s/ Alberto Cribiore
                                           ---------------------------------
                                           Alberto Cribiore


                                           /s/ Lisa Hook
                                           ---------------------------------
                                           Lisa Hook


                                           /s/ David Webb
                                           ---------------------------------
                                           David Webb






 EXHIBIT 1


                                 AGREEMENT

           In accordance with Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto), and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

 DATE:     February 14, 2000


                                  BRERA CAPITAL PARTNERS LIMITED
                                  PARTNERSHIP

                                  By:  /s/ Lisa A. Hook, as authorized
                                       signatory for BCP Investors, LLC,
                                       general partner of Brera Capital
                                       Partners Limited Partneship


                                       ------------------------------------
                                       Lisa Hook, Principal


                                       /s/ Alberto Cribiore
                                       ------------------------------------
                                       Alberto Cribiore


                                       /s/ Lisa Hook
                                       ------------------------------------
                                       Lisa Hook


                                       /s/ David Webb
                                       ------------------------------------
                                       David Webb